UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PetroLogistics LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

71672U 101

(CUSIP Number)

Sharon S. Spurlin

c/o PetroLogistics LP

600 Travis Street, Suite 3250

Houston, TX 77002

713-255-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 71672U 101

1	Name of Reporting Person LG Propylene LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Units

	8	Shared Voting Power 71,359,570 Common Units

	9	Sole Dispositive Power 0 Common Units

	10	Shared Dispositive Power 71,359,570 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,359,570 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.1% *

14	Type of Reporting Person OO

*              Calculation of percentage based on a total of 139,576,539 common units outstanding.

SCHEDULE 13 D

CUSIP No. 71672U 101

1	Name of Reporting Person Robert D. Lindsay

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Units

	8	Shared Voting Power 71,359,570 Common Units

	9	Sole Dispositive Power 0 Common Units

	10	Shared Dispositive Power 71,359,570 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,359,570 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.1%*

14	Type of Reporting Person IN

*              Calculation of percentage based on a total of 139,576,539 common units outstanding.

SCHEDULE 13 D

CUSIP No. 71672U 101

1	Name of Reporting Person Alan E. Goldberg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Units

	8	Shared Voting Power 71,359,570 Common Units

	9	Sole Dispositive Power 0 Common Units

	10	Shared Dispositive Power 71,359,570 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,359,570 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.1%*

14	Type of Reporting Person IN

*              Calculation of percentage based on a total of 139,576,539 common units outstanding.

Item 1.  Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in PetroLogistics LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 600 Travis Street, Suite 3250, Houston, TX 77002.

Item 2.  Identity and Background

(a)                                  This Schedule 13D is being filed by LG Propylene LLC (“LGP”), Robert D. Lindsay and Alan E. Goldberg (each a “Reporting Person”).

(b)                                 The principal business address of each Reporting Person is 630 Fifth Avenue, New York, NY 10111.

(c)                                  Each of Messrs. Lindsay and Goldberg are co-managing partners of Goldberg Lindsay & Co. LLC and serve as directors on the board of directors (the “Board”) of PetroLogistics GP LLC (the “General Partner”), the general partner of the Partnership.

(d)                                 During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) (i)   LG Propylene LLC is a Delaware limited liability company.

(ii)  Robert D. Lindsay is a United States citizen.

(iii) Alan E. Goldberg is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

LGP is a member of PL Manufacturing LLC (“PL Manufacturing”), and has the right to appoint six members to the board of managers of PL Manufacturing.  PL Manufacturing is the sole member of Propylene Holdings LLC (“Propylene Holdings”).  Prior to the Partnership’s initial public offering, Propylene Holdings owned a 100% limited partner interest in the Partnership.  In addition, Propylene Holdings is the sole member of the General Partner.

On March 30, 2012, Propylene Holdings contributed PL Propylene LLC to the Partnership and distributed a 0.8% limited partner interest in the Partnership to LGP, each pursuant to a Contribution, Conveyance and Assumption Agreement.  On May 3, 2012, the Partnership recapitalized its limited partnership interests into a total of 137,500,000 Common Units, including the issuance of 1,100,000 Common Units LGP in respect of its 0.8% limited partner interest, pursuant to the Amended and Restated Agreement of Limited Partnership of the

Partnership (the “Partnership Agreement”).  In connection with the Partnership’s initial public offering (“IPO”) on May 9, 2012, the Propylene Holdings sold a total of 33,500,000 Common Units and the Partnership sold 1,500,000 at a price of $17.00 per Common Unit to the public pursuant to an Underwriting Agreement dated May 3, 2012 (the “Underwriting Agreement”), and distributed 97,375,000 Common Units to PL Manufacturing.  Upon the expiration of the underwriters’ option to purchase additional common units pursuant to the Underwriting Agreement, Propylene Holdings distributed 5,250,000 Common Units to PL Manufacturing.  On June 18, 2012, PL Manufacturing distributed a total of 97,493,750 Common Units to its members, including 65,128,320 Common Units to LGP.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on each of their respective businesses, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a)                                  None.

(b)                                 None.

(c)                                  None.

(d)                                 The General Partner of the Partnership is indirectly controlled by LGP through its control of the board of managers of PL Manufacturing, which indirectly controls the General Partner and its board of directors.  The General Partner manages the Partnership’s operations and activities and the Board oversees the Partnership’s operations.  Through a series of affiliated investment funds, Messrs. Lindsay and Goldberg control LGP.  On June 18, 2012, the Board appointed Jaime Buehl-Reichard, a Principal at Lindsay Goldberg LLC and a member of the board of managers of PL Manufacturing, to serve as a director on the Board.  Other than as described in the preceding sentence and the appointment of independent directors when and as required by the rules and regulations of New York Stock Exchange, the Reporting Persons have no current intention of changing the Board or management of the General Partner.

(e)                                  The Reporting Persons, as the indirect owners of the General Partner, may cause the Partnership to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or distribution policy of the Partnership.

(f)                                    None.

(g)                                 The Reporting Persons, as the indirect owners of the General Partner, may cause changes to the Partnership’s Certificate of Limited Partnership and Partnership Agreement. The Reporting Persons, however, have no current intention of changing the Partnership’s Certificate of Limited Partnership, Partnership Agreement or any other instrument relating thereto to impede the acquisition of control of the Partnership by any person.

(h)                                 None.

(i)                                     None.

(j)                                     Except as described in this Item 4, none of the Reporting Persons have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to them.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 139,576,539 Common Units issued and outstanding) are as follows:

LG Propylene LLC

a)	Amount beneficially owned: 71,359,570		Percentage: 51.1%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	71,359,570
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	71,359,570

Robert D. Lindsay

a)	Amount beneficially owned: 71,359,570		Percentage: 51.1%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	71,359,570
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	71,359,570

Alan E. Goldberg

a)	Amount beneficially owned: 71,359,570		Percentage: 51.1%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	71,359,570
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	71,359,570

LGP is the record holder of 66,228,320 Common Units.  Messrs. Lindsay and Goldberg may be deemed to beneficially own the Common Units held of record by LGP as a result of their control of LGP through a series of affiliated investment funds.  In addition, each of LGP, Mr. Lindsay and Mr. Goldberg may be deemed to beneficially own the 5,131,250 Common Units held by PL Manufacturing by virtue of LGP’s right to appoint six members to the board of managers of PL Manufacturing.  Each Reporting Person disclaims such beneficial ownership except to the extent of their voting or investment control therein.

(c)                              Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons, has effected any transactions in the Common Units during the past 60 days.

(d)                                 LGP has pledged 100% of the Common Units it owns of record pursuant to an Omnibus Agreement dated May 9, 2012 and a related pledge agreement dated May 9, 2012 to PL Manufacturing, as collateral agent, pursuant to the Omnibus Agreement.  In addition, pursuant to the Omnibus Agreement, PL Manufacturing is contractually obligated to cover its pro rata share of the payment obligations pursuant to the Omnibus Agreement through the distributions it receives in respect of, or the proceeds from the liquidation of, the 5,131,250 Common Units that it holds of record. See “Item 6—Omnibus Agreement.”

(e)                                  Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Partnership’s initial public offering, the Partnership, YSOF Propylene Investor, LLC, LGP, David Lumpkins and Nathan Ticatch (together with YSOF Propylene Investor, LLC, LGP and David Lumpkins, the “Registrable Securityholders”) entered into a certain Registration Rights Agreement dated May 9, 2012. Pursuant to the Registration Rights Agreement, LGP will have the right to require the Partnership to file shelf registration statements permitting sales of common units into the market from time to time over an extended period, and will have the right to demand the Partnership undertake underwritten offerings to sell the Common Units it holds, subject to certain limitations. Further the Registration Rights Agreement provides LGP with piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of the Registrable Securityholders and, in certain circumstances, to third parties.

Omnibus Agreement

On May 9, 2012, the Partnership, Propylene Holdings LLC, PL Propylene LLC and PL Manufacturing entered into an Omnibus Agreement (the “Omnibus Agreement”), pursuant to which the Partnership allocated all of its benefits and obligations under certain propane swaps to PL Manufacturing LLC and the members of PL Manufacturing LLC, including LGP.  Under the Omnibus Agreement and a related pledge agreement dated May 9, 2012, between PL Manufacturing and the members of PL Manufacturing, any amounts received by the Partnership under the propane swaps will be distributed, through the General Partner, to PL Manufacturing and the members of PL Manufacturing, and any amounts that the Partnership is required to pay under the propane swaps is expected to be contributed back to the Partnership as a capital contribution by PL Manufacturing and the members of PL Manufacturing.

In connection with the Omnibus Agreement, the members of PL Manufacturing have pledged to PL Manufacturing (as collateral agent) all of the Common Units each member held following the distribution by PL Manufacturing on June 18, 2012, and PL Manufacturing will maintain a number of pledged Common Units such that the market value of all pledged Common Units and all Common Units owned of record by PL Manufacturing that are subject to the Omnibus Agreement is equal to or greater than 10 times the mark-to-market value of the propane swaps to secure the members’ payment obligations, but in no event shall the number of such Common Units be greater than the total number of Common Units distributed to PL Manufacturing and the members of PL Manufacturing in connection with the Partnership’s initial public offering. The expected aggregate quarterly distributions payable on all pledged Common Units are expected to be sufficient to cover future payments under the propane swaps, plus an additional reserve.  LGP has pledged a total of 66,228,320 Common Units to PL Manufacturing pursuant to the Omnibus Agreement and the related pledge agreement.

Item 7.  Material to Be Filed as Exhibits

Exhibit A	Contribution, Conveyance and Assumption Agreement, dated as of March 30, 2012 incorporated by reference to Exhibit 10.1 to the Partnership’s Registration Statement on Form S-1 filed on April 3, 2012.

Exhibit B	Registration Rights Agreement, dated May 9, 2012 incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed on May 14, 2012.

Exhibit C	Omnibus Agreement, dated May 9, 2012 incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on May 14, 2012.

Exhibit D	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2012

LG PROPYLENE LLC

/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Managing Director

/s/ Robert D. Lindsay
Robert D. Lindsay

/s/ Alan E. Goldberg
Alan E. Goldberg

EXHIBIT D

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in PetroLogistics LP.

Date: June 28, 2012

LG PROPYLENE LLC

/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Managing Director

/s/ Robert D. Lindsay
Robert D. Lindsay

/s/ Alan E. Goldberg
Alan E. Goldberg